[Crescent Financial Bancshares, Inc. Letterhead]

April 17, 2013

VIA EDGAR AND E-MAIL (gottliebj@sec.gov)

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628
Attention: Mr. Jonathan Gottlieb

Re:	Crescent Financial Bancshares, Inc. – Application for Withdrawal of Registration Statement on Form S-1 (Registration Statement No. 333-181152)

Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Crescent Financial Bancshares, Inc. (the “Company”) hereby applies for withdrawal of the Company’s Registration Statement on Form S-1 (Registration Statement No. 333-181152), initially filed with the Securities and Exchange Commission (the “SEC”) on May 4, 2012, and together with all pre-effective amendments thereto (the “Registration Statement”).

The SEC has not yet declared the Registration Statement effective and the Company confirms that it has not sold any securities pursuant to the Registration Statement.

The Company is requesting withdrawal of the Registration Statement, including the exhibits filed thereto. The Company also requests, in accordance with Rule 457(p) promulgated under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the Company’s account.

Sincerely,

Crescent Financial Bancshares, Inc.

By:	/s/ Terry S. Earley
Terry S. Earley
Executive Vice President and Chief Financial Officer

cc:    Robert D. Klingler, Esq.